SEC

16000032

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SEC Mail Processing Section

FEB 08 2016

Washington DC 416

SEC FILE NUMBER
8 - 46837

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBS Vickers Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, Suite 26A
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annemarie Brown (212) 826-3559
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) Morristown (City) New Jersey (State) 07960 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SO 2/16/16

OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, ,20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

BRENDA WONG
Notary Public - State of New York
NO. 01WO6109731
Qualified in Queens County
My Commission Expires May 17, 2016

Annemarie Brown
Signature

VP, Financial Controller
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS VICKERS SECURITIES (USA) INC.

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-7

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of DBS Vickers Securities (USA) Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

January 28, 2016

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalent	$	8,157,823
Commissions and other receivables from affiliates		136,832
Property and equipment, net		112,885
Prepaid expenses and other assets		87,762
Security deposit, office space		144,880
Income taxes receivable		202,778
Deferred tax asset		23,292
Total assets	$	8,866,252
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$	405,570
Total liabilities		405,570
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		2,684,990
Retained earnings		5,775,682
Total stockholder's equity		8,460,682
	$	8,866,252

See accompanying notes to financial statements.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 28, 2016. Subsequent events have been evaluated through this date.

Cash and Cash Equivalent

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Investment Banking

Investment banking revenues include various expenses arising from securities offerings in which the Company's services are provided. These revenues are recorded in accordance with the terms of the investment banking agreements, which are in accordance with GAAP.

Research Income

Research income represents monies for research services provided. The Company records income from research services at the time there is persuasive evidence of an arrangement, the services have been rendered, the revenue is fixed or determinable, and collectability is reasonably assured.

1. Nature of business and summary of significant accounting policies (continued)

Transactions in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in commissions on the statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Furniture and fixtures	$ 66,952
Leasehold improvements	108,706
Office equipment	1,400
Computer software	26,610
Computer hardware	229,004
	432,672
Less accumulated depreciation and amortization	319,787
	$ 112,885

Depreciation and amortization expense was approximately $68,000 for the year ended December 31, 2015.

3. Security deposit

At December 31, 2015, the Company had a high yield savings account of approximately $145,000 pledged to third parties to collateralize a letter of credit related to a lease deposit in connection with the operating lease agreement which was signed in November 2010.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company's net capital was approximately $7,750,000, which was approximately $7,500,000 in excess of its minimum requirement of $250,000.

5. Income taxes

The provision for income taxes for the year ended December 31, 2015 consists of the following:

Current		
Federal	$	(107,592)
State and local		13,469
		(94,123)
Deferred		
Federal		(10,291)
State and local		(25,759)
		(36,050)
	$	(130,173)

At December 31, 2015 the Company had a net deferred tax asset of approximately $23,000, which is primarily attributable to depreciation netted with deferred rent.

In 2015, the Company generated a federal net operating loss of approximately $283,000. This loss is expected to be fully utilized as part of a carryback claim to be filed in 2016. Therefore, no deferred tax asset has been recognized on this loss for the year ended December 31, 2015.

The difference between income tax expense and the amount computed at the Federal statutory rate primarily relates to state and local tax expense.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Related party transactions

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. The Company pays clearing fees to its affiliates based on customer trading activity. Clearing fees paid to the Company affiliates amounted to approximately $2,053,000 for the year ended December 31, 2015, pursuant to a clearing arrangement with the Parent and its affiliates. The Company's commissions from customers is collected by an affiliate and remitted to the Company monthly after deducting clearing fees owed to the affiliates. As a result, there are no clearing fees payable to affiliates. Commissions receivable from customers (net of clearing fees), pending collection by its affiliate, amounted to approximately $133,000 as of December 31, 2015.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on the most current estimates and amounted to approximately $14,000 for the year ended December 31, 2015.

9. Commitments

On November 11, 2010, the Company entered into a new operating lease agreement for office space which expires on February 28, 2021.

Future minimum lease payments as of December 31, 2015 are as follows:

	Operating Commitments
December 31,	
2016	$329,000
2017	333,000
2018	333,000
2019	333,000
2020	333,000
Thereafter	56,000
Total	**$1,717,000**

Rent expense for the year ended December 31, 2015 amounted to approximately $298,000.

10. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2015, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2015 settled with no resultant loss being incurred by the Company.